SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2006

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

Item
1.	Press release entitled “ BBVA Banco Francés reports third quarter earnings for fiscal year 2006”

CONTACT:

María Adriana Arbelbide Investor Relations Phone: (5411) 4341 5036 E-mail: marbelbide@bancofrances.com.ar

November 10, 2006

BBVA BANCO FRANCES (NYSE; BFR.N; BCBA:FRA.BA; LATIBEX: BFR.LA) REPORTS CONSOLIDATED THIRD QUARTER EARNINGS FOR FISCAL YEAR 2006

Executive summary

•	BBVA Banco Francés’ net results for the first nine-month period amounted to Ps. 132 million, 44% higher that the figure posted during the same period of the previous fiscal year. An increase in the core business jointly with an appropriate management of public sector assets and an improvement in the financial margin were the main drivers of such an improvement in the Bank’s performance. During the third quarter of the year 2006 the Bank registered total earnings of Ps. 46.1 million, compared to a gain of Ps. 27.6 million and Ps. 45.3 million for the same quarter in 2005 and the second 2006 quarter, respectively.

•	During the present fiscal year BBVA Banco Francés maintained a strong business dynamic. With a 46.3% loan portfolio expansion (equivalent to Ps.1.8 billion), the Bank was able to comply in only nine months with growth targets for the year 2006, surpassing the financial system’s performance, which sustained an expansion of 29 % in the same period. As for liabilities, Banco Francés remained in its leading position in terms of private sector deposits; the strategy was focused on improving the funding mix with a larger participation of retail deposits. This resulted in an expansion of our market share of 30 b.p.

•	Following a further increase in the transactional business, the index of coverage of administrative expenses, as measured by the total income from net services (including fees from FX purchase & sales) as a percentage of administrative expenses (excluding amortization), reached 74.4% in the September 2006 quarter.

•	Strong asset quality standards continued to differentiate BBVA Banco Francés in the market. The ratio of non-performing to total outstanding financings further improved to reach a 1.05% level, while the coverage ratio as of September 30, 2006 reached 178.7%.

•	On July 11, 2006, in accordance with the purchase and sales agreement signed on March 9, 2005 and following the Central Bank’s approval, BBVA Banco Frances proceeded to transfer its equity interest in Credilogros S.A to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A. Consequently, as a result of this transaction, third quarter earnings include a gain of Ps. 13 million accounted for as Income from equity investments.

Third quarter of fiscal year 2006

Economic activity appears to have accelerated in the third quarter, with growth of 1% per month in seasonally adjusted terms both for July and August according to the EMAE index (GDP proxy). The advance in production led to a rebound of industrial activity in September, with growth of 1.1% s.a. over August (7.7% year over year).

The fiscal primary surplus rose to Ps. 6,5 billion during the third quarter, an increase of 22.8% compared to the same quarter of 2005. Tax collections continued to improve and grew 27% year over year during the same period due to the exceptional performance in the collection of Social Security taxes. On the other hand, growth in government expenditures seem to have stabilized at the level of 27% during the quarter.

At the end of September the stock of international reserves reached the same level of December 2005 previous to the International Monetary Fund (IMF) soverign debt cancellation. Central Bank intervention in the exchange rate market totaled US$ 3.4 billion, out of which 44% were sterilized. Thus, the targets set by the Monetary Program for the M2 aggregate were met close to the lower limit. Monetary policy became more restrictive since the Central Bank increased the reserve requirements on sight deposits again and, at the same time, reduced the proportion of cash in vaults that banks can use to comply with the minimum liquidity reserve requirements. As a result interest rates of private banks experienced an increase of 50 basis points on average, but remained stable during the last month of the quarter.

The Business

BBVA Banco Francés is one of the largest private sector banks in Argentina, ranking first in terms of deposits. The Bank follows a universal business strategy, providing financial and non-financial services to the three different segments of the market through a nationwide branch network and complementary channels.

During 2006 the Bank, faced the challenge of deepening the expansion in private sector activity. On the back of its business model and its solid image in the market, the Bank implemented direct commercial actions on the retail segment while it continued enhancing its positioning within small and middle sized companies and large corporations. The outcome of those actions was a 46.3% loan portfolio growth from the private sector in the first nine-months of the year, whereas the financial system grew 29% during the same period. Such led BBVA Banco Francés increase its market share by 80 b.p. On the other hand, the strategy in liabilities focused on expanding retail funds’ participation while maintaining the leading position in total private sector deposits.

However, efforts were not limited to rebuilding the intermediation volume, the Bank also concentrated in further developing the transactional business and improving its asset and liability structure. In relation to the latter, BBVA Banco Francés sold certain public sector assets and registered provisions that would allow the Bank to complete in the future the process of the mark-to-market valuation of public sector bonds issued by the Federal Government.

Currently BBVA Banco Francés has the solvency, liquidity the structure necessary to undertake sustained growth, added to an outstanding management of the risk assumed. Looking forward, the goal is to take advantage of the Bank’s competitive position in order to capitalize business opportunities and strengthen the participation of private sector activity, which will be the main driver for future profitability.

Presentation of Financial Information

•	All foreign currency transactions accounted for at a free exchange rate as of September 30, 2006 have been translated into pesos at the reference exchange rate of Ps. 3.1043 per U.S. dollar, published by the Central Bank of Argentina on that date.

•	This press release contains unaudited information that consolidates all of the banking activities of BBVA Banco Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group is accounted for by the equity method; BBVA Banco Francés’ stake in the Consolidar Group and the Consolidar Group’s results are included in Investments in other companies and Income from equity investments, respectively. Similarly, and for the sake of comparison, following the sale of Credilogros, approved and concluded in July 2006, figures as of June 2006 and September 2005 are presented in this press release including the Bank’s interest in Credilogros by the equity method.

•	September 2005 figures presented for comparative purposes were adjusted according to the adjustment to prior years registered in 2005.

THIRD QUARTER EARNINGS

Condensed Income Statement (1) in thousands of pesos except income per share, income per	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
ADS and percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Net Financial Income	211,029	226,060	191,645	-6.65%	10.11%
Provision for loan losses	(16,453)	(19,599)	(43,626)	-16.05%	-62.29%
Net income from services	113,035	105,433	89,087	7.21%	26.88%
Administrative expenses	(186,022)	(169,411)	(141,294)	9.81%	31.66%
Operating income	121,589	142,483	95,812	-14.66%	26.90%
Income (loss) from equity investments	31,028	9,203	8,145	237.15%	280.95%
Income (Loss) from Minority interest	(512)	(289)	(265)	77.16%	93.21%
Other income/expenses	(104,242)	(104,444)	(75,156)	-0.19%	38.70%
Income tax and Minimum Presumed Tax	(1,737)	(1,631)	(900)	6.50%	-93.00%
Net income for the period	46,126	45,322	27,636	1.77%	66.91%
Net income per share (2)	0.10	0.10	0.08	1.77%	30.35%
Net income per ADS (3)	0.29	0.29	0.23	1.77%	30.35%

(1)	Exchange rate: 3.1043 Ps. = 1 US$

(2)	Assumes 471,361,306 ordinary shares outstanding.

(3)	Each ADS represents three ordinary shares.

Third quarter earnings amounted to Ps. 46.1 million as compared to Ps.27.6 million and Ps.45.3 million for the quarters ended on September 2005 and June 2006, respectively. Operating income continued to benefit from the strength of the net financial income, lower allowances for loan losses and increasing fees. Furthermore, during the present quarter the Bank registered in income from equity investments, a gain of Ps. 13 million related to the sale of Credilogros’ subsidiary.

Net financial income amounted to Ps.211 million, 10.1% higher than the figure posted in September 2005 and 6.7% lower than the June 2006 quarter. Growth in the net financial income as compared to the same quarter of the previous year is mainly explained by an increase in private sector activity combined with a larger portfolio of bills and notes from the Central Bank with a higher market valuation.

The decrease in Net financial income with respect to the June 2006 quarter is mainly related to a lower CER index variation together with a smaller CER long position, partly offset by growing income derived from private sector lending.

As previously mentioned, operating income for this third quarter maintained the positive trend in fees, showing a 26.9% and a 7.2% growth as compared to the September 2005 and June 2006 quarter, respectively, while administrative expenses grew 31.7% and 9.8% with respect to the same periods.

The loss in other income/expenses is mainly explained by: i) a Ps.57.2 million charge related to the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to seek compensation from the Argentine Government in the future) ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the recording of provisions that would allow the Bank to complete the mark-to-market valuation of public sector bonds issued by the Federal Government.

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Return on Average Assets (1)	1.17%	1.19%	0.72%	-1.91%	62.38%
Return on Average Shareholders’Equity (1)	9.80%	9.79%	6.27%	0.03%	56.18%
Net fee Income as a % of Operating Income	34.88%	31.81%	31.73%	9.67%	9.92%
Net fee Income as a % of Administrative Expenses	60.76%	62.24%	63.05%	-2.36%	-3.63%
Adm. Expenses as a % of Operating Income (2)	57.40%	51.11%	50.33%	12.32%	14.05%

(1)	Annualized

(2)	Adm.Expenses / Net financial income + Net income from services

Net financial Income

Net financial income for the third quarter of fiscal year 2006 totaled Ps. 211 million as compared to Ps. 191.6 million and Ps. 226.1 million registered in the quarters ending on September 2005 and June 2006, respectively.

Although the Bank benefited from its long CER-adjusted position in an environment of negative real interest rates, the fall in CER index variation negatively impacted on the financial margin during this third quarter (from a 2.41% and a 2.65% level in September 2005 and June 2006, to 1.65% during the present quarter).

On the other hand, as previously mentioned, present quarter net financial income shows an increase in income derived from private sector activity combined with a higher market valuation of bills and notes issued by the Central Bank.

Public Sector Exposure

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Public Sector - National Government	3,826,972	3,891,641	5,759,102	-1.66%	-33.55%
- Loans to the Federal government & Provinces	2,144,255	2,365,842	4,599,557	-9.37%	-53.38%
- Total bond portfolio	1,526,816	1,540,675	858,344	-0.90%	77.88%
Compensatory bond	82,041	80,288	78,414	2.18%	4.63%
Compensatory bond to be credited (*)	127,280	124,590	121,653	2.16%	4.63%
Other government bonds	1,317,495	1,335,797	658,277	-1.37%	100.14%
- Trustees	171,044	267	301,205	—	-43.21%
- Allowences	(15,143)	(15,143)	-4.00	0.00%	—
Bills and Notes from Central Bank	1,983,937	1,994,214	942,205	-0.52%	110.56%
Total exposure to the Public Sector	5,810,909	5,885,855	6,701,307	-1.27%	-13.29%

(*)	During October 2006 the Bank received the portfolio bonds pending to be credited. See Note 2.3 b to the Financial Statements period ended September 30, 2006

The Bank continued to decrease public sector exposure while bolstering private sector activity. The Bank’s long-term public sector portfolio (excluding the Bills issued by the Central Bank) totaled Ps.3.8 billion by the end of the third quarter of fiscal year 2006, Ps.1,932 million and Ps.65 million lower than the balance registered in September 2005 and June 2006, respectively. The reduction as compared to September 2005 balances was caused by the sale of public sector assets combined with the maturity of the underlying assets of the Nues trust. The increase in other bonds is related to the BOGAR 2020 portfolio received during the 2006 first and second quarters in exchange for Provincial Development Trust Fund debt, accounted for until the date of said exchange as loans (Ps. 305 million in March 2006 and Ps. 515 million during the June 2006 quarter).

The decrease in public sector loans with respect to the previous quarter is mainly explained by further sales carried out during the present quarter, partly offset by the acquisition of public sector assets for Nues trust.

The Bank’s holding in bills and notes issued by the Central Bank is mainly related to the allocation of liquidity.

Total loan portfolio

Private sector loan portfolio amounted to Ps.5,688 million by the end of September 2006 quarter. Amid economic growth, BBVA Banco Frances strengthen its commercial efforts in the private sector, with emphasis in the retail segment. During the first nine months private sector loans grew 46.3%, with personal loans and credit cards, in the retail segment, growing 50.1% and 15.6%, respectively and commercial loans growing 50.3%

Growth in the private sector combined with the reduction in public sector exposure allowed the Bank to improve the relation between private loans and securities over the total private and public sector loans and securities.

The table below shows the composition of the loan portfolio in monthly balances:

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Private & Financial sector loans	5,688,472	5,300,424	3,396,461	7.32%	67.48%
Advances	1,152,468	917,081	588,449	25.67%	95.85%
Notes discounted and purchased	693,399	743,730	465,023	-6.77%	49.11%
Consumer Mortgages	427,165	408,420	384,324	4.59%	11.15%
Personal loans	533,682	450,983	222,401	18.34%	139.96%
Credit cards	455,349	444,995	297,948	2.33%	52.83%
Car secured loans	91,166	82,312	53,283	10.76%	71.10%
Loans to financial sector	271,433	279,222	121,230	-2.79%	123.90%
Other loans	2,148,635	2,062,473	1,344,539	4.18%	59.80%
Unaccrued interest	(4,784)	(3,967)	(1,925)	20.59%	148.52%
Adjustment and accrued interest & exchange differences receivable	69,145	53,003	36,295	30.45%	90.51%
Less: Allowance for loan losses	(149,186)	(137,828)	(115,106)	8.24%	29.61%
Loans to public sector	2,144,255	2,365,842	4,599,557	-9.37%	-53.38%
Loans to public sector	1,132,372	1,266,484	2,639,488	-10.59%	-57.10%
Adjustment and accrued interest & exchange differences receivable	1,011,883	1,099,358	1,960,069	-7.96%	-48.38%
Net total loans	7,832,727	7,666,266	7,996,018	2.17%	-2.04%

During this third quarter total private sector loan portfolio grew almost by Ps. 388 million, mainly driven by advances and other loans in corporate and middle market segment (with an increase of 25.7% and 4.2%, respectively) and the personal loans and credit card financings in the retail segment (showing a 18.3% and 2.3% growth, respectively). Public sector loan portfolio maintained its decreasing trend with a further sale of guaranteed loans.

Government and Private Securities

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Holdings	3,434,630	3,186,907	1,786,634	7,77%	92,24%
Trading	2,015,163	1,775,150	953,495	13,52%	111,34%
Liquidity Requirements	—	—	—	—	—
Investment Accounts	1,191,622	1,190,123	566,457	0,13%	110,36%
Investment Accounts (RML - Liquidity Requirements)	—	—	—	—	—
Investment accounts - Compensatory bond	82,041	80,288	78,414	2,18%	4,63%
Other fixed income securities	160,946	156,489	188,272	2,85%	-14,51%
Allowances	(15,143)	(15,143)	(4)	0,00%	—
Repurchase Agreements	143,229	296,051	—	-51,62%	—
B.C.R.A. (Reverse repo)	—	—	—	—	—
Trading (Reverse repo)	122,930	—	—	—	—
Investment Accounts (reverse repo)	—	—	—	—	—
Trading (Reverse repo)	20,299	296,051	—	—	—
Net Position	3,454,929	3,482,958	1,786,634	-0,80%	93,38%
Trading	2,035,462	2,071,201	953,495	-1,73%	113,47%
Investment Accounts	1,191,622	1,190,123	566,457	0,13%	110,36%
Investment Accounts (RML)	—	—	—	—	—
Investment accounts - Compensatory bond	82,041	80,288	78,414	2,18%	4,63%
Other fixed income securities	160,946	156,489	188,272	2,85%	-14,51%
Allowances	(15,143)	(15,143)	(4)	0,00%	—

Net Position in Other fixed income securities as of September 2006 includes Ps. 86.9 million of private bonds

(1)	Net Position excludes the compensatory bond to be received, which is accounted for in Other banking receivables (Ps. 127.3 million in September 2006) During October 2006 the Bank received the bonds pending to be credited. See Note 2.3 b to the Financial Statements, period ended September 30, 2006

The table above shows the total exposure of the Bank in government and private securities as of September 30, 2006, including repurchase agreement transactions. Net position remained mainly at the same level as previous quarter.

The increase as compared to the September 2005 quarter is mainly explained by a BOGAR 2020 portfolio of Ps.305 and Ps.515 million received during the first and second quarter of fiscal year 2006 in exchange for the Fondo Fiduciario Provincial negotiable obligations and a larger Lebac portfolio.

Valuation methods

As of December 31, 2005 the Bank marked to market: (i) “secured bonds” (BOGAR 2018) issued within the framework of Decree No.1579/2002 - under Resolution 539/2002 of the Ministry of Economy and complementary regulations; (ii) dollar denominated “Discount Bonds” and “GDP-linked Securities” received during the last sovereign restructuring process (which were sold during the first quarter of 2006); and (iii) the Federal Government Bonds (BODEN 2012) received and to be received as compensation for the asymmetrical conversion into pesos (bonds pending to be credited were received this last October). The remaining public sector bonds are valued according to specific Central Bank regulations. Furthermore, bills from the Central Bank are valued at market value.

Income from Securities and Short-Term Investments

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Income from securities and short-term investments	102,154	62,402	39,781	63.70%	156.79%
Trading account	1,072	881	11,554	21.68%	-90.72%
Investment account	6,746	5,338	1,060	-26.36%	536.33%
Investment account - Compensatory bond	802	825	603	-2.85%	33.01%
Other fixed income securities	93,534	55,357	26,564	68.96%	252.11%
CER adjustment	16,971	23,180	6,906	-26.79%	145.73%
CER adjustment - Trading account	—	—	—	—	—
CER adjustment - Investment account	—	—	—	—	—
CER adjustment - Other fixed securities	16,971	23,180	6,906	-26.79%	145.73%

Income from securities and short-term investments registered a gain of Ps. 102.2 million in the quarter ended September 30, 2006, compared to a gain of Ps. 39.8 million and a gain of Ps.62.4 million posted in the quarters ended on September 2005 and June 2006, respectively. The significant improvement was led by a larger income derived from notes and bills issued by the Central Bank, on top of higher income from investment portfolio, due to the BOGAR 2020 portfolio accounted for during the June 2006 quarter.

It should be noted that the September 2005 quarter registered a gain registered in trading account related to the sale of bills and notes from the Central Bank portfolio.

Funding Sources

BBVA Banco Francés maintains its leadership in terms of deposits, with a 10.1% market share in private sector deposits as of September 30, 2006. Furthermore, Banco Francés’ success in the retail segment let the Bank increase 30 basis points its market share in such segment.

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Total deposits	11,952,554	11,363,266	10,477,964	5.19%	14.07%
Current accounts	2,306,871	2,313,160	2,001,222	-0.27%	15.27%
Peso denominated	2,303,752	2,307,776	1,993,245	-0.17%	15.58%
Foreign currency	3,119	5,384	7,977	-42.07%	-60.90%
Savings accounts	3,124,263	3,143,968	2,814,558	-0.63%	11.00%
Peso denominated	2,305,554	2,366,606	2,172,190	-2.58%	6.14%
Foreign currency	818,709	777,362	642,368	5.32%	27.45%
Time deposits	6,151,973	5,530,707	5,299,231	11.23%	16.09%
Peso denominated	4,403,318	3,747,161	3,281,224	17.51%	34.20%
CER adjusted time deposits	895,810	1,081,078	1,580,443	-17.14%	-43.32%
Foreign currency	852,845	702,468	437,564	21.41%	94.91%
Other	369,447	375,431	362,953	-1.59%	1.79%
Peso denominated	265,295	281,001	305,479	-5.59%	-13.15%
Foreign currency	104,152	94,430	57,474	10.30%	81.22%
Rescheduled deposits (*)	247,184	264,873	345,821	-6.68%	-28.52%
Peso denominated	247,184	264,873	345,821	-6.68%	-28.52%
Total deposits + Rescheduled deposits & CEDROS	12,199,738	11,628,139	10,823,785	4.92%	12.71%

During the third quarter, private deposits (including new peso and dollar denominated funds), maintained the positive trend, growing by 4.7% (Ps.5.2 billion) as compared to the quarter ended on June 2006, led by larger funds in dollar and peso denominated time deposits. On the other hand, public sector deposits grew by 6.6% (Ps. 2.6 billion) during the last three-month period.

Total deposits of BBVA Banco Frances grew by 14.1% and by 5.2% as compared to the quarters ended September 30, 2005 and June 31, 2006, respectively, excluding the effect of the reduction of rescheduled deposits - CEDROS. Growth as compared to the previous quarter was mainly attained by peso and dollar denominated time deposits, which showed a 17.5% and a 21.4% expansion, while CER adjusted funds maintained its decreasing trend, with a 17.1% drop.

Similarly the Bank’s deposit base showed a 15.3% (Ps. 306 million) and an 11% (Ps. 310 million) increase in current and saving accounts as compared to September 2005 balances, while time deposits grew 34.2% (Ps. 1.1 billion) and CER funds decreased 43.3% (Ps.653 million).

Foreign currency-denominated deposits grew by 55.3% in the last twelve-month period, amounting to US$ 573 million (Ps. 1,780 million) as of September 30, 2006.

Other Funding Sources

Changes shown in the following table are affected by the depreciation of the peso. The 12% decrease in Other funding sources as compared to the quarter ended on September 2005 is mainly explained by a 31% contraction in lines from other banks and a lower balance in senior debt, due to the scheduled amortization of a Floating Rate Note (FRN) which was restructured in October 2003.

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Lines from other banks	223,581	405,168	324,038	-44.82%	-31.00%
Loans from the Central Bank	—	—	—	—	—
Anticipated cancellations Res.381/04	—	—	—	—	—
Other loans from the Central Bank	130,763	105,584	95,602	23.85%	36.78%
Senior Bonds	280,234	273,814	301,059	2.34%	-6.92%
Other banking liabilities	634,578	784,566	720,699	-19.12%	-11.95%
Subordinated Debt	—	—	—	—	—
Total other funding sources	634,578	784,566	720,699	-19.12%	-11.95%

Foreign currency funding sources, expressed in dollars, are shown in the table below. Similarly, the decrease in foreign currency total other funding sources as compared to the same quarter of the prior fiscal year was mainly driven by the amortization of a Floating Rate Note (FRN) and a decline in lines from banks.

Other dollar funding sources	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of dollars except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Lines from other banks	46,805	99,505	78,402	-52.96%	-40.30%
Senior Bonds	90,273	88,762	103,368	1.70%	-12.67%
Other banking liabilities	137,078	188,267	181,770	-27.19%	-24.59%
Subordinated Debt	—	—	—	—	—
Total other funding sources	137,078	188,267	181,770	-27.19%	-24.59%

Asset Quality

Banco Francés continued with an excellent asset quality standard, being one of the leaders in the financial system. This asset quality shows a steady improvement, reaching a 1.05 % non-performing ratio with respect to all types of financing (i.e., loans, corporate senior debt purchased and guarantees granted by the Bank), and 178.7 % coverage.

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Nonaccrual loans (1)	83,472	87,909	105,738	-5.05%	-21.06%
Allowance for loan losses	(149,186)	(137,828)	(115,106)	8.24%	29.61%
Nonaccrual loans/net total loans	1.05%	1.13%	1.30%	-7.16%	-19.78%
Allowance for loan losses/nonaccrual loans	178.73%	156.78%	108.86%	13.99%	64.18%
Allowance for loan losses/net total loans	1.87%	1.77%	1.42%	5.83%	31.71%

(1)	Nonaccrual loans include: all loans to borrowers classified as “Problem”, “deficient Servicing”, “High Insolvency Risk”, “difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of loan losses provisions, which include allowances related to other banking receivables. Changes in the increase in provisions are mainly explained by growth in normal loan portfolio and the reclassification of commercial loans, resulting in the need for greater provisions; whereas the decrease is related to the write-offs in the portfolio.

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Balance at the beginning of the quarter	138,591	138,086	112,444	0.37%	23.25%
Increase	16,453	19,599	43,626	-16.05%	-62.29%
Provision increase/decrease - Exchange rate difference	109	50	242	118.00%	54.96%
Decrease	-5,172	-19,144	-36,258	-72.98%	-85.74%
Balance at the end of the quarter	149,981	138,591	120,054	8.22%	24.93%

Income from services net of other operating expenses

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Net income from services	113,035	105,433	89,087	7.21%	26.88%
Service charge income	137,438	130,470	106,533	5.34%	29.01%
Service charges on deposits accounts	53,276	50,093	41,167	6.35%	29.42%
Credit Cards and operations	23,989	22,117	17,381	8.47%	38.02%
Insurance	10,290	9,206	6,218	11.77%	65.48%
Capital markets and securities activities	2,107	2,353	2,094	-10.45%	0.66%
Fees related to Foreign trade	9,405	8,931	7,374	5.31%	27.54%
Other fees	38,370	37,770	32,300	1.59%	18.79%
Services Charge expense	(24,403)	(25,037)	(17,447)	-2.54%	39.87%

Net income for services maintained its positive evolution, reaching Ps.113 million in the third quarter of fiscal year 2006, 27% and 7% higher than the Ps.89.1 and Ps.105.4 million posted in the September 2005 and the June 2006 quarter, respectively. Efforts in the transactional business resulted in a sustained increase in all of the different fee related products, mainly driven by a higher activity level.

Income related to foreign currency exchange transactions is not accounted for in net income from services but it is in net financial income. As of September 2006, such income amounted to approximately Ps.20.2 million, compared to Ps. 18.9 million and Ps. 20.1 million registered in the September 2005 and June 2006 quarter, respectively. The Bank currently purchases and sells U.S. dollars through all of the Bank’s branches, its ATM network as well as over the Internet. The Bank also sells and purchases Euros, Brazilian reales and Uruguayan pesos.

Administrative expenses

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Administrative expenses	(186,022)	(169,411)	(141,294)	9.81%	31.66%
Personnel expenses	(112,322)	(97,976)	(82,311)	14.64%	36.46%
Electricity and Communications	(4,401)	(4,174)	(3,780)	5.44%	16.43%
Advertising and Promotion	(10,735)	(11,623)	(11,673)	-7.64%	-8.04%
Honoraries	(5,740)	(6,376)	(6,030)	-9.97%	-4.81%
Taxes	(5,102)	(4,412)	(3,673)	15.64%	38.91%
Organization and development expenses	(1,417)	(1,619)	(3,910)	-12.48%	-63.76%
Amortizations	(6,984)	(6,921)	(6,273)	0.91%	11.33%
Other	(39,321)	(36,310)	(23,644)	8.29%	66.30%

Administrative expenses totaled Ps. 186 million as of September 30, 2006 as compared to Ps.141.3 and Ps.169.4 million accounted for in the quarters ended on September 2005 and on June 2006, respectively.

Higher administrative expenses as compared to the same quarter of the previous fiscal year are mainly explained by an increase in personnel expenses, electricity and communication, taxes and other expenses, partially offset by lower honoraries and organization and development expenses. The increase in personnel expenses is mainly related to an adjustment in the bonus provisioning together with the salary increases ordered by the Government or agreed upon with the labor unions and a larger number of employees.

During the present quarter the Bank registered an adjustment in the bonus provisioning related to a higher profitability level.

As of September 30, 2006, the Bank had 3,590 employees - including consolidated companies (except for the Consolidar Group) - and a network of 232 consumer branches, 27 branches specialized in the middle-market segment.

Other Income/Expenses

During the third quarter Other income/expenses registered a loss of Ps.104.2 million, compared to a loss of Ps. 75.2 million and Ps.104.4 million registered in the quarters ended on September 2005 and on June 2006, respectively. As previously mentioned, the present figures were negatively impacted by: i) a Ps.57.2 million charge related to the monthly amortization of the loss derived from the payment of deposits under judicial injunctions, in accordance with the Central Bank’s regulations (which does not imply that the Bank waives its right to demand future compensation), ii) the provisions registered in Other expenses during the quarter to cover the taxable deferred asset stemming from the use of the deferred tax method, the opposite entry of which is included in Other income, and iii) the recording of provisions that would allow completion of the mark-to-market valuation of public sector bonds issued by the Federal Government.

BBVA Banco Francés determines the charge for income tax by applying the current rate of 35 % to taxable income estimated for each period considering the effect of temporary differences between book and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2006 and by the end of previous fiscal year, the Bank has concluded that it must not pay income tax due to the existence of a net operating loss from previous years, for income tax purposes.

Given the objection from the Central Bank to the capitalization of items arising from the application of the deferred tax method, the Bank has set up a provision for the net balance between the deferred tax assets and liabilities.

As of September 30, 2006 and December 2005, the Bank maintains registered in its books under Other Receivables (in the Tax Advance account), a taxable deferred asset amounting to Ps. 495 million and Ps. 360 million, respectively.

Income from equity investments

Income from equity investments sets forth net income from related companies, which are not consolidated, mainly the Consolidar Group. During the present quarter, the Bank registered a gain of Ps. 13 million related to the sale of Credilogros’ subsidiary, on top of the Ps. 16 million gain derived from its stake in the Consolidar Group.

Capitalization

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Capital Stock	471,361	471,361	471,361	0.00%	0.00%
Non-capitalized contributions	175,132	175,132	175,114	0.00%	0.01%
Adjustments to stockholders equity	312,979	312,979	312,993	0.00%	0.00%
Subtotal	959,472	959,472	959,468	0.00%	0.00%
Reserves on Profits	465,317	465,317	428,701	0.00%	8.54%
Unapropiated retained earnings	251,466	205,340	157,795	22.46%	59.36%
Unrealized valuation difference	230,282	230,282	230,283	0.00%	0.00%
Total stockholders’equity	1,906,537	1,860,411	1,776,247	2.48%	7.34%

Unappropiated earnings grew by 59.3% and 22.5% as compared the same quarter of previous fiscal year and the June 2006 quarter, respectively. Growth as compared to the September 2005 quarter is mainly related to accumulated earnings partially offset by a cash dividend payment of approximately $27 million, which took place on April 2006.

Furthermore, during this quarter, the Bank registered an asset corresponding to the minimum presumed income tax of approximately Ps. 140 million.

As of September 30, 2006 BBVA Banco Francés’s shareholders’ equity amounted to Ps. 1,907 million with a Ps.1.118 million excess capital over minimum requirements in accordance to Central Bank regulations. The excess over capital requirements must be calculated by taking highest of the capital requirements applicable to capital allocated to risk assets and to Pension Funds (AFJPs) for acting as securities custodians and registrars of mortgage notes.

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in thousands of pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
Central Bank Minimum Capital Requirements	905.333	888.488	1.061.488	1,90%	-14,71%
Central Bank Minimum Capital Requirements (a, b)	791.332	783.030	989.505	1,06%	-20,03%
Market Risk	76.725	70.111	22.508	9,43%	240,88%
Increase in capital requirements related to custody	37.276	35.347	49.475	5,46%	-24,66%
a) Central Bank Minimum Capital Requirements	791.332	783.030	815.407	1,06%	-2,95%
Allocated to Asset at Risk	471.370	433.380	318.076	8,77%	48,19%
Allocated to Immobilized Assets	119.604	127.539	135.686	-6,22%	-11,85%
Interest Rate Risk	100.447	109.809	84.599	-8,53%	18,73%
Loans to Public Sector and Securities in Investment	99.911	112.302	79.401	-11,03%	25,83%
Non Compliance of Other Credit Regulations	—	—	197.645	—	—
b) Minimum capital required for Pension Funds (AFJPs) to act as securities custodian and registrar of mortgage notes	745.529	706.930	989.505	5,46%	-24,66%
5% of the securities in custody and book-entry notes	745.529	706.930	989.505	5,46%	-24,66%
Bank Capital Calculated under Central Bank Rules	2.023.222	1.935.753	1.828.560	4,52%	10,65%
Core Capital	1.774.548	1.774.548	1.702.825	0,00%	4,21%
Minority Interest	196.317	187.158	175.305	4,89%	11,99%
Supplemental Capital	139.059	90.747	90.538	53,24%	-53,59%
Deductions	(86.702)	(116.700)	(140.108)	-25,71%	-38,12%
Excess over Required Capital	1.117.889	1.047.265	767.072	6,74%	45,73%

Additional information

	Quarter ended			% Change Qtr ended 09/30/06 vs. Qtr ended
in pesos except percentages	09/30/06	06/30/06	09/30/05	06/30/06	09/30/05
- Exchange rate	3.1043	3.0848	2.9125	0.63%	6.59%
- Quarterly CER adjustment (CPI)	1.65%	2.65%	2.41%	-37.69%	-31.56%

Other developments

On July 11, 2006, in accordance with the purchase and sales agreement signed on March 9, 2005 and following the Central Bank’s approval under Resolution No. 146 dated June 28, 2006, BBVA Banco Frances has proceeded to transfer its equity interest in Credilogros S.A to Banco de Servicios y Transacciones S.A. and Grupo de Servicios y Transacciones S.A.

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, Banco Francés’s earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Banco Francés’s financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Banco Francés’s products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Banco Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Banco Francés with the United States Securities and Exchange Commission (SEC), including, but not limited to, BBVA Banco Francés’s annual report on Form 20-F and exhibits thereto. BBVA Banco Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference call: A conference call to discuss this third quarter earnings will be held on Monday, November 13, at 13 P.M. New York time – 15 PM. Buenos Aires time. If you are interested in participating please dial (719) 457-2692 at least 5 minutes prior to our conference. Confirmation code: 8447548. To receive the tape of this conference call, please call (719) 457 2865.

Internet: This press release is also available in http://www.bancofrances.com.ar

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

ASSETS : (in thousands of $)	09/30/06	06/30/06	03/31/06	09/30/05
Cash and due from banks	2,265,335	1,895,407	2,262,072	2,076,476
Government and Private Securities	3,377,502	3,405,362	2,561,493	1,690,065
Loans	7,832,727	7,666,266	7,606,686	7,996,018
- Loans to the private & financial sector	5,688,472	5,300,424	4,290,736	3,396,461
- Advances	1,152,468	917,081	754,688	588,449
- Notes discounted and purchased	693,399	743,730	573,946	465,023
- Secured with mortgages	427,165	408,420	397,189	384,324
- Car secured loans	91,166	82,312	72,291	53,283
- Credit cards	455,349	444,995	406,799	297,948
- Loans to financial sector	271,433	279,222	215,986	121,230
- Other loans	2,682,317	2,513,456	1,963,016	1,566,940
Less: Unaccrued interest	(4,784)	(3,967)	(3,132)	(1,925)
Plus: Interest & FX differences receivable	69,145	53,003	46,157	36,295
Less: Allowance for loan losses	(149,186)	(137,828)	(136,204)	(115,106)
- Public Sector loans	2,144,255	2,365,842	3,315,950	4,599,557
Less: Unaccrued interest	1,132,372	1,266,484	1,778,177	2,639,488
Plus: Interest & FX differences receivable	1,011,883	1,099,358	1,537,773	1,960,069
Other banking receivables	925,972	1,007,632	807,463	926,023
- Compensatory Bond	127,280	124,590	122,251	121,653
- Repurchase agreements	30,617	268,968	78,994	—
- Unlisted private securities	60,160	59,613	60,188	79,121
- Unlisted Private securities :Trustees	17,267	17,983	15,207	17,448
- Other banking receivables	691,443	537,241	532,705	712,749
- Less: provisions	(795)	(763)	(1,882)	(4,948)
Investments in other companies	312,737	322,146	314,258	299,199
Intangible assets	456,369	505,195	552,183	650,083
- Goodwill	20,493	22,155	23,822	27,116
- Organization and development charges	12,883	12,834	12,555	12,371
- Assets related to legal injunctions	422,993	470,206	515,806	610,596
Other assets	842,446	801,083	765,782	717,728

Total assets	16,013,088	15,603,091	14,869,937	14,355,592

LIABILITIES:	09/30/06	06/30/06	03/31/06	09/30/05
Deposits	12,199,738	11,628,139	11,335,636	10,823,785
- Demand deposits	2,306,871	2,313,160	2,115,273	2,001,222
- Saving accounts	3,124,263	3,143,968	3,032,816	2,814,558
- Time deposits	6,151,973	5,530,707	5,559,889	5,299,231
- Rescheduled deposits - CEDROS (*)	247,184	264,873	286,226	345,821
- Other deposits	369,447	375,431	341,432	362,953
Other banking Liabilities	1,315,044	1,582,827	1,216,945	1,333,926
Other provisions	414,389	369,415	320,311	277,993
- Other contingencies	413,942	368,888	319,868	274,206
- Guarantees	447	527	443	3,787
Subordinated debt	—	—	—	—
Other liabilities	163,915	149,700	142,645	131,939
Minority interest	13,465	12,599	12,311	11,702

Total liabilities	14,106,551	13,742,680	13,027,848	12,579,345

Total stockholders’equity	1,906,537	1,860,411	1,842,089	1,776,247

Total liabilities + stockholders’ equity	16,013,088	15,603,091	14,869,937	14,355,592

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT	09/30/06	06/30/06	03/31/06	09/30/05
Financial income	353,666	365,867	420,643	348,634
- Interest on Cash and Due from Banks	3,402	2,836	7,092	6,766
- Interest on Loans Granted to the Financial Sec.	6,731	5,014	3,872	2,053
- Interest on Overdraft	27,473	21,621	17,881	11,423
- Interest on Notes discounted and purchased	15,882	12,683	9,697	6,122
- Interest on mortgages	11,397	10,756	10,584	10,260
- Interest on car secured loans	2,006	1,713	1,405	952
- Interest on Credit Card Loans	8,221	6,997	5,667	5,615
- Interest on Other Loans	49,843	42,732	40,793	33,683
- Income from securities and short term investments	102,154	62,402	94,552	39,781
- Interest on Government guaranteed loans Decreet1387/01	24,760	47,958	66,043	49,144
- From Other Banking receivables	9,639	14,186	4,683	3,249
- CER	52,568	98,883	130,586	144,774
- CVS	—	—	—	—
- Foreign exchange difference	19,839	19,655	16,687	20,857
- Other	19,751	18,431	11,101	13,955
Financial expenses	(142,637)	(139,807)	(139,168)	(156,989)
- Interest on Current Account Deposits	(7,485)	(7,898)	(7,793)	(7,284)
- Interest on Saving Account Deposits	(1,347)	(1,188)	(1,106)	(966)
- Interest on Time Deposits	(87,548)	(71,622)	(58,867)	(45,355)
- Interest on Other Banking Liabilities	(10,860)	(10,236)	(9,404)	(8,252)
- Other interests (includes Central Bank)	(5,017)	(4,804)	(4,785)	(15,990)
- Mandatory contributions and taxes on interest income	(11,444)	(10,665)	(9,967)	(8,122)
- CER	(18,542)	(33,380)	(46,999)	(71,188)
- Foreign exchange difference	—	—	—	66
- Other	(394)	(14)	(247)	102
Net financial income	211,029	226,060	281,475	191,645
Provision for loan losses	(16,453)	(19,599)	(16,559)	(43,626)
Income from services, net of other operating expenses	113,035	105,433	98,437	89,087
Administrative expenses	(186,022)	(169,411)	(156,368)	(141,294)
Income (loss) from equity investments	31,028	9,203	9,438	8,145
Net Other income	(104,242)	(104,444)	(174,199)	(75,156)
Income (loss) from minority interest	(512)	(289)	(260)	(265)
Income before tax	47,863	46,953	41,964	28,536
Income tax	(1,737)	(1,631)	(1,422)	(900)

Net income	46,126	45,322	40,542	27,636

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

ASSETS	09/30/06	06/30/06	03/31/06	09/30/05
Cash and due from banks	2,334,959	1,932,975	2,286,029	2,096,650
Government Securities	4,719,893	4,707,203	3,836,916	2,788,755
Loans	8,531,912	8,311,477	8,265,555	8,606,187
Other banking receivables	958,868	1,019,172	818,348	929,695
Investments in other companies	54,098	78,244	78,788	75,148
Other assets	1,413,840	1,434,502	1,435,868	1,506,753

TOTAL ASSETS	18,013,570	17,483,573	16,721,504	16,003,188

LIABILITIES	09/30/06	06/30/06	03/31/06	09/30/05
Deposits	12,045,152	11,493,294	11,198,737	10,638,549
Other banking liabilities	1,345,317	1,591,125	1,221,803	1,335,204
Other liabilities	2,520,247	2,351,584	2,276,316	2,078,152
Minority interest	196,317	187,159	182,559	175,036

TOTAL LIABILITIES	16,107,033	15,623,162	14,879,415	14,226,941

TOTAL STOCKHOLDERS’ EQUITY	1,906,537	1,860,411	1,842,089	1,776,247

STOCKHOLDERS’ EQUITY + LIABILITIES	18,013,570	17,483,573	16,721,504	16,003,188

NET INCOME	09/30/06	06/30/06	03/31/06	09/30/05
Net Financial Income	283,067	280,493	366,246	255,539
Provision for loan losses	(16,453)	(19,599)	(16,559)	(41,465)
Net Income from Services	214,676	189,798	186,769	161,819
Administrative expenses	(238,532)	(221,450)	(205,406)	(181,257)
Net Other Income	(182,934)	(173,947)	(276,005)	(159,730)
Income (loss) from minority interest	(8,831)	(4,599)	(5,424)	(4,237)

Income before tax	50,993	50,696	49,621	30,669

Income tax	(4,867)	(5,374)	(9,079)	(3,033)

Net income	46,126	45,322	40,542	27,636

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: November 10, 2006	By:	/s/ Marcelo G. Canestri
Name: Marcelo G. Canestri
Title: Chief Financial Officer